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                             June 14, 2021

       Nestor Jaramillo, Jr
       President and Chief Executive Officer
       Nuwellis, Inc.
       12988 Valley View Road
       Eden Prairie, Minnesota 55344

                                                        Re: Nuwellis, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 4, 2021
                                                            File No. 333-256797

       Dear Mr. Jaramillo:

               We have limited our review of your registration statement to those issues we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-3 filed June 4, 2021

       General

   1. Based on publicly available information, it appears that the aggregate market value of your common equity held
by non-affiliates during the 60 days prior to the date of filing of the registration
statement was not $75 million or more, as required by General Instruction
                                                        I.B.1 of Form S-3.
Please advise. To the extent you intend to rely on General
                                                        Instruction I.B.6 to
Form S-3 for limited primary offerings, please disclose on the prospectus cover page
the information called for by Instruction 7 to General
                                                        Instruction I.B.6.
Please also confirm to us your understanding of the size limitations for offerings made under
General Instruction I.B.6.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Nestor Jaramillo, Jr
Nuwellis, Inc.
June 14, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tom Kluck at 202-551-3233 or Celeste Murphy at 202-551-3257 with any questions.



                                                           Sincerely,
FirstName LastNameNestor Jaramillo, Jr
                                                           Division of
Corporation Finance
Comapany NameNuwellis, Inc.
                                                           Office of Life
Sciences
June 14, 2021 Page 2
cc:       Phillip D. Torrence
FirstName LastName